UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-38294

TORM plc

Office 105, 20 St Dunstan’s Hill, London, United Kingdom, EC3R 8HL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of TORM plc (the “Company”), dated June 4, 2024, announcing that OCM Njord Holdings S.à r.l., a company indirectly owned by funds managed by Oaktree Capital Management L.P. and its affiliates (“OCM Njord”), has notified that it has sold 6,896,552 shares in the Company on June 3, 2024. As a result of the sale, Oaktree will own 44,109,986 shares in the Company corresponding to 46.68% beneficial ownership.

Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company, dated June 6, 2024, announcing that Oaktree Capital Group Holdings GP, LLC has informed the Company that OCM Njord holds an aggregate of 44,109,987 shares in the Company, corresponding to 46.68% of the total share capital and 88.67% of the total voting rights in the Company. OCM Njord thus holds 44,109,986 Class A-shares and the sole Class C-share of nominally $0.01 with special voting rights in respect of certain matters as set out in the Company’s articles of association. Exhibit 99.2 corrects and replaces Exhibit 99.1 hereto.

The information contained in Exhibit 99.2 of this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-261514) that was filed with the U.S. Securities and Exchange Commission effective December 22, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM PLC

Dated: June 7, 2024

	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer